OpenAxis, Inc

Financial Statements

For the period covering:

Inception (November 13, 2020) through December 31, 2020

OpenAxis, Inc.

Balance Sheet

Balance Sheet:	**As of 31 December, 2020**
Current Assets	
Cash	$20,007.67
Accounts Receivable	$ -
Total Current Assets	$ 20,007.67
Fixed Assets	$ -
Accumulated Depreciation	$ -
Total Assets	**$** 20,007.67
Current Liabilities	
Accounts payable	$ -
Total Liabilities	$ -
Shareholders' Equity	
Common stock, authorized 10,000,000 shares; 7,999,998 shares issued and outstanding, $0.00001 par value	$ 80.01
Paid in Capital (Techstars 6% fully diluted capital stock, rough number of new common stock shares 510,638)	$ 20,000
Total Shareholders' Equity	*$20,080.01*
Total Liabilities & Owner's Equity	**$ 20,080.01**

OpenAxis, Inc.

Income Statement

Income Statement:	As of 31 December, 2020
Revenue	**$ 0**
COGS	$ 0
Gross Profit	**$ 0**
Gross Margin	*0%*
Operating Expenses	$ 0
Net Income	**$ 0**

OpenAxis, Inc.

Consolidated Statement of Equity

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, Nov 13, 2020 (Inception)	-	-	-	-	-	-	-
Contributions	7,999,998	$80.01			$20,000	-	$20,080.01
Other Comprehensive gain/loss	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	-	-
Ending Balance, December 31, 2020	7,999,998	$80.01			$20,000		$20,080.01

OpenAxis, Inc.

Statement of Cash Flows

Statement of Cash Flows:	As of 31 December, 2020
Operating Cash Flows	
Net Income	$ 0
Depreciation	$ -
Change in Accounts Receivable	$ -
Change in Accounts Payable	$ 0
Total Operating Cash Flows	**$ 0**
Financing Cash Flows	
Issuance of Common stock and Paid in Capital	$ 20,080.01
Total Financing Cash Flows	**$ 20,080.01**
Beginning Cash	**$ 0**
Change in Cash	**$ 20,080.01**
Ending Cash	**$ 20,007.67**

OpenAxis, Inc.

Notes to the Financial Statement

December 31, 2020

1. **Organization and Purpose**

OpenAxis, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware on November 13, 2020. The Company is a data visualization and collaboration software platform.

2. **Summary of significant accounting policies**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d) Equity

Fixed percentage convertible equity

On December 17, 2020 OpenAxis, Inc. (the "Company") entered a fixed percentage convertible equity agreement with Techstars Accelerator Investments 2021 LLC (the "Purchaser"). Purchaser's percent ownership of Fully Diluted Capital Stock in the Company is 6% with a total purchase price of $20,000 and a qualified financing threshold of $250,000. This results in roughly 510,638 new common stock shares.

3. **Subsequent Events**

The Company was accepted into the Techstars Anywhere Accelerator and in 2021 received a $100,000 convertible note from Techstars Accelerator Investments 2021 LLC.

In 2021 the Company is in the process of fundraising a pre-seed round.